UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KBR, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

601 Jefferson Street, Suite 3400

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State, Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on a Form 8-K filed May 5, 2014 (the “Form 8-K”), KBR, Inc. (“KBR”) is in the process of restating its consolidated financial statements as of and for the year ended December 31, 2013. The Securities and Exchange Commission has informed KBR that it has opened an investigation with respect to the matters disclosed in the Form 8-K. In connection with and upon conclusion of, the restatement, KBR expects to amend its Form 10-K for the year ended December 31, 2013 as soon as practicable and will not file its Form 10-Q for the three months ended March 31, 2014 until after the filing of the amended Form 10-K. As a result, KBR’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014 could not, without unreasonable effort and expense, have been filed with the Securities and Exchange Commission before its May 12, 2014 due date, nor can it be filed by May 19, 2014, the extended due date of such report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian K. Ferraioli	713	753-3011
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KBR anticipates revenue for the three months ended March 31, 2014 to be lower than the prior year comparative period. As a result of the restatement of KBR’s consolidated financial statements as of and for the year ended December 31, 2013, it is not possible to finalize the financial statements for the three months ended March 31, 2014. Due to the nature of long-term construction accounting, KBR’s first quarter 2014 financial statements remain open until the Form 10-Q for the period is filed and, therefore, KBR is not in a position to give estimated results for the period. KBR’s Form 10-Q for the three months ended March 31, 2014 will reflect any change in results of operations from the corresponding period for 2013 when filed.

KBR, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2014	By:	/s/ Brian K. Ferraioli
Title: Executive Vice President and Chief Financial Officer